EXHIBIT 12

	Nine months ended September 30, 2012	Nine months ended September 30, 2012 Proforma
			Years Ended December 31,
			2011	2011 Proforma	2010	2009	2008	2007
Earnings
Pretax (loss) income from continuing operations before noncontrolling interests and before income from equity investees adjustment for income or loss from equity investees	(138,475)	(138,475)	32,432	32,432	52,196	48,210	20,397	(48,053)
Fixed Charges (see below)	6,539	6,116	6,591	6,143	6,585	6,334	8,797	71,700
Distributed income of equity investees	2,247	2,247	4,025	4,025	7,000	5,600	7,000	5,600
Less: noncontrolling interests	(9,666)	(9,666)	1,833	1,833	2,886	3,784	2,265	3,685

Total earnings	(120,023)	(120,446)	41,215	40,767	62,895	56,360	33,929	25,562

Fixed Charges
Interest Expensed	5,925	5,502	5,915	5,467	5,490	5,815	8,255	70,618
Amortization of debt issuance costs	327	327	372	372	868	257	218	744
Interest within rental expense	287	287	304	304	227	262	324	338

Total fixed charges	6,539	6,116	6,591	6,143	6,585	6,334	8,797	71,700

Preference security dividend requirements of consolidated subsidiaries	—	1,841	—	2,415	—	—	—	3,291

Total fixed charges and preference dividends	6,539	7,957	6,591	8,558	6,585	6,334	8,797	74,991

Ratio of earnings to fixed charges	(18.35)	(19.69)	6.25	6.64	9.55	8.90	3.86	0.36
Ratio of earnings to combined fixed charges and preferred stock dividends	(18.35)	(15.14)	6.25	4.76	9.55	8.90	3.86	0.34
Ratio of combined fixed charges and preference dividends to earnings	(0.05)	(0.07)	0.16	0.21	0.10	0.11	0.26	2.93